

June 24, 2021

Steven Weinstein
Chief Executive Officer
Seismic Capital Company
11271 Ventura Blvd #479
Los Angeles, CA 91604

>   **Re: Seismic Capital Company**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed June 9, 2021**
>   **File No. 024-11376**

Dear Mr. Weinstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

Amendment No. 4 to Form 1-A filed June 9, 2021

General

1. We note your response to comment 1 that your business purpose is to operate as an incubator of early-stage companies in the digital space and that you plan to disclose details regarding prospective acquisitions during the offering period. Please provide us a more specific analysis detailing how you meet eligibility requirements of Rule 251(b)(3). Tell us why you believe an "incubator" is significantly different from planning to merge with or acquire an unidentified company or companies. In this regard, we note your business plan includes the possibility of acquiring unidentified companies if you do not acquire any of the three currently-identified LOI companies.

2. We note your response to comment 1 and disclosure on pages 3 and 21 indicating that you

plan to file supplements when you enter into letters of intent. Please advise us of the circumstances under which you intend to file post-qualification amendments after closing acquisitions.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jamie Ostrow, Esq.